Contact

www.linkedin.com/in/allenjay
(LinkedIn)
www.cxomembers.com (Other)
www.influenceboard.com (Other)
www.TheCXO100.com (Other)

Top Skills

Start-ups

Entrepreneurship

Strategy

Languages

French (Limited Working)

Spanish (Professional Working)

English (Native or Bilingual)

Jay Allen

CEO of The Influence Board - Chairman at CXO.org - Co-Founder of
The CFO100, HR100, EA100 and The Treasurers.
Denver Metropolitan Area

Summary

Sr. Leadership positions at FORTUNE 500 companies and start-ups
across five industries.
Founded CXO.org in 2001 - becoming the largest network of
Influential People in the Mountain West States by 2005.
Founded The HR100 - a private network of Chief HR Officers from
the 200 largest employers in Colorado.
Founded The CFO100 - a private network of Chief Financial Officers
from the 100 largest public and private companies in Colorado.
Founded The Influence Board - a platform where executives can
increase their philanthropic giving by offering salespeople a 1-hour
meeting in return for a meaningful donation to charity.
Advise PE/VC on emerging technologies solving large enterprise
problems in unique or disruptive ways. Work to foster awareness
and adoption of those technologies within enterprise.
Acquire military vehicles for recreational use.
Collect Exotic Reptiles

Experience

The Influence Board
CEO
2017 - Present (6 years)
Greater Denver Area

The Influence Board is a new way to monetize your influence for charity.
Increase your ability to support your favorite charities by monetizing your time.

Meeting requestors pay for your time, and funds raised go to your charity of
choice.

CXO Network
Founder and Chairman
2001 - Present (22 years)

A global collaborative organization for influential people.

In July of 2000, a handful of executives were complaining over lunch about how unproductive networking events had become. They needed a way to grow their network of other influential leaders without being intruded upon by salespeople and the unemployed. They began to organize informal and private gatherings of influential leaders with three rules: No vendors, no speakers, and no sponsors.

The overwhelming interest they generated among the local executive community for such an environment led to the formation of CXO in 2001. Rather than a focus on "business content" the organization was built with a focus on "executive relationships."

At CXO events, the pre-screened, executive attendees are there to meet with, and get to know, each other. Members take turns hosting events so that hotel ballrooms are unnecessary and expenses are minimized.

With the acquisition of Executives Network, we now have over 5,000 influential members in 10 major US markets and Europe.

The network also advises large Private Equity/Venture Capital firms and State Economic Development groups in the Western United States on deal flow.

Janium
Investor/Advisor/Partner
April 2020 - Present (3 years 3 months)
Denver Metropolitan Area

One of the most creative solutions to high-level executive automated outreach that also incorporates proactive email/domain reputation management and executive roundtable coordination.

The Treasurers
Co-Founder
May 2021 - Present (2 years 2 months)
Dallas-Fort Worth Metroplex

A private network of the Senior Treasurers from the 100 largest public and private companies in DFW

The CFO100
Co-Founder
2019 - Present (4 years)

Greater Denver Area

The CFO100 is a private network of the Sr. Finance Executives from the 100 largest public and private companies in the state.

The HR100

Co-Founder

2015 - Present (8 years)

Greater Denver Area

www.TheHR100.com A private network of the Sr. HR Executives of the largest employers in the state of Colorado.

Back in 2003, a small group of the top HR leaders from the largest companies in Colorado started meeting as an informal peer group within the CXO Organization. This group quickly grew to be the largest active group of Sr. Human Resource Executives from the largest employers in the state. After 12 years, the group was spun-out of CXO to be its own organization, The HR100.

The EA100

Founder

2015 - Present (8 years)

Founded in partnership with a handful of the Executive Administrative Assistants for the CEOs of Colorado's Largest Companies as a way to drive peer collaboration among EAs without the need for vendors or sponsors.

The EA100 participation is restricted to EAs supporting key executives from Colorado's most significant companies.

CXO Introductions

Founder/CEO

2002 - Present (21 years)

Greater Denver Area

Helping Sr. Officers within large enterprise to identify and access emerging technologies that solve large enterprise problems in disruptive ways.

Helping identify, vet and proliferate unique, differentiated and disruptive emerging technologies focused on large enterprise problems.

Amplifire (Knowledge Factor)

Investor/Advisor

2005 - Present (18 years)

Greater Denver Area

Knowledge Factor has developed a new learning application around some intellectual property developed in the 1960's by the Pentagon and the Rand Corporation. They have proven the ability to take a learner to mastery of a subject in 1/4 the time of traditional learning, and do it in a way that stores the information in long-term memory (80% recall after 12 months).

They are currently closing large-scale deals with the largest consulting and education companies in the world.

BurstIQ
Executive Advisor
2017 - Present (6 years)
Greater Denver Area

The BurstIQ platform leverages blockchain and machine intelligence to enable data from disparate sources to be brought together to create a single, unified data repository, and to be shared quickly and easily while still maintaining strict security standards and HIPAA compliance.

5-Ton Truck
Co-Founder
2013 - Present (10 years)

A company securing Large Military Vehicles for use at events or for recreation.

Advisory Board Architects
Investor/Partner
2005 - Present (18 years)

ABA is focused on getting the right individuals on the right boards for the right strategic reasons. ABA was built to bring a different level of strategic leadership to the corporate board room. ABA builds boards that build organizations by helping our clients leverage the tacit knowledge, experience and connections a group of hand selected and customized individuals has to offer In a highly formalized and structured board setting.

Willis Towers Watson - Human Capital
Advisor to the CEO
2015 - 2017 (2 years)

Eventus
Advisor to the Founders
2013 - 2015 (2 years)

Helping some entrepreneurs grow an INC 500 company with amazing potential doing Strategic Consulting in the Customer Experience space. Involved heavily in building the State Health Care Exchanges nationally.

Boy Scouts of America : Denver Area Council
Chairman
2013 - 2015 (2 years)

Collective IQ
General Partner
2001 - 2009 (8 years)

A corporate deal making organization, serving fortune 1000 companies' senior executives and select emerging businesses. CIQ influencers help harness ideas and business vision to create large business partnerships, to liberate unleveraged corporate assets and to generate new sources of revenue.

Allied Riser Communications
Sales Growth Catalyst
2000 - 2001 (1 year)

Oversight of infrastructure build-out, sales and customer service for 167 Class A office buildings (over 25 million sq/ft of office space) in six states.

Responsible for expanding sales efforts for the largest geographic region of the company. Led by example, personally identifying and closing the largest sale in the region.

En*able
Change Agent
1998 - 2000 (2 years)

A joint venture between Pacificorp and KN Energy.

Was assigned multiple positions within the company based on areas of greatest need. Headed multiple cross-functional teams to address and resolve problem issues. Facilitated the integration of a key acquisition and re-defined the working relationships with the largest clients.

American Express
Product Development
1996 - 1997 (1 year)

Part of "Special Teams" Division of the American Express Emerging Business Group. Responsible for developing and piloting new debit card related products and services for American Express. Was part of the team that developed the Campus Funds Card, and the Incentive Services program which ultimately, through a JV with Maritz Performance Improvement Company became American Express Incentive Services (AEIS) based in St. Louis, MO.

ServiceMaster
Founder, ServiceMaster/American Airlines AAdvantage Home Program
1995 - 1996 (1 year)

Developed, launched and managed a membership program that tied all the ServiceMaster franchise organizations together and fundamentally changed the way they market their services. Tasked with launching the concept with the CFO and a team of four Vice Presidents.

Innovative Services International
Product Leader
1994 - 1995 (1 year)

Golden, CO

Designed and executed new product development strategies for Fortune 500 companies.
Managed operational and information system development for new products.

Export Management Corporation
Founder and CEO
1993 - 1994 (1 year)

International Marketing Consultant.

Worked closely with the World Trade Center, Japan External Trade Organization, Hong Kong Trade Development Council, Export-Import Bank of the United States, Colorado International Trade Office, US & FCS and ITA.

Part of state committee that crafted the Colorado export strategy.

The Church of Jesus Christ of Latter-day Saints
Missionary
1985 - 1988 (3 years)

Monterrey, Nuevo León, Mexico

———

Education

Brigham Young University
Bachelor of Science (BS), International Marketing · (1988 - 1993)

Center for Creative Leadership
"Leadership at the Peak" Program Graduate · (2013 - 2013)

Arvada High School
 · (1981 - 1984)